UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Rimini Street, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

76674Q 107
(CUSIP Number)

127 Capital, LLC 6056 Deloache Avenue, Dallas, Texas 75225 Attn: Clayton Webb (214) 999-6082

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76674Q 107		13D	Page 1 of 4
1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
127 Capital, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☒
			(b)	☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0- shares

	8	SHARED VOTING POWER
6,917,462 shares[1]

	9	SOLE DISPOSITIVE POWER
-0- shares

	10	SHARED DISPOSITIVE POWER
6,917,462 shares[1]

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,917,462 shares[1]

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%[2]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1 Reflects 6,917,462 shares of common stock (the “Shares”), par value $0.0001 per share (the “Common Stock”) of Rimini Street, Inc. (the “Issuer”).

2 Percentage calculated based on 89,389,000 shares of Common Stock as of October 30, 2023 as disclosed in the Issuer’s Form 10-Q filed on November 1, 2023 with the Securities and Exchange Commission.

CUSIP No. 76674Q 107		13D	Page 2 of 4
1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Clayton Webb

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	☒
			(b)	☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0- shares

	8	SHARED VOTING POWER
6,917,462 shares[1]

	9	SOLE DISPOSITIVE POWER
-0- shares

	10	SHARED DISPOSITIVE POWER
6,917,462 shares[1]

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,917,462 shares[1]

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%[2]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Reflects 6,917,462 Shares of Common Stock.

2 Percentage calculated based on 89,389,000 shares of Common Stock as of October 30, 2023 as disclosed in the Issuer’s Form 10-Q filed on November 1, 2023 with the Securities and Exchange Commission.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share, of Rimini Street, Inc., a Delaware corporation (“Rimini” or the “Issuer”). The principal executive office of the Issuer is located at 1700 S. Pavilion Center Drive, Suite 330 Las Vegas, NV 89135.

Item 2. Identity and Background.
(a)	This Schedule 13D is being jointly filed by 127 Capital, LLC and Clayton Webb (collectively, the “Reporting Persons”). Clayton Webb is the sole member of 127 Capital, LLC and may be deemed to beneficially own the Shares held by it.
(b)	The address of the principal offices of each of the Reporting Persons is 6056 Deloache Avenue, Dallas, Texas 75225.
(c)	127 Capital, LLC is in the business of investments. The principal occupation of Clayton Webb is investor.
(d)	None of the Reporting Persons have, and to the best of each Reporting Person’s knowledge, during the last five years, each of the Reporting Persons has not, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	None of the Reporting Persons have, and to the best of each Reporting Person’s knowledge, during the last five years, each of the Reporting Persons has not, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.
(f)	127 Capital, LLC is a Texas limited liability company and Clayton Webb is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Persons were purchased with the personal funds of Clayton Webb, in open market purchases, and then contributed to 127 Capital, LLC. The average purchase price of the 6,917,462 Shares beneficially owned by the Reporting Persons is approximately $26,770,578, including brokerage commissions.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares as described in Item 3 of this Statement.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of Shares, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons, may take actions with respect to their investment in the Issuer. These actions include changing their current investment purpose and/or, from time to time, (i) acquiring or causing affiliates to acquire additional Shares in open market transactions, in privately negotiated transactions or through other methods; (ii) disposing or causing affiliates to dispose of some or all of the Shares in open market transactions, in privately negotiated transactions or through other methods; or (iii) continuing to hold or causing affiliates to hold the Shares (or any combination or derivative thereof).

In addition, the Reporting Persons intend to engage in discussions with members of the Board of Directors of the Issuer, the Issuer’s management, the Issuer’s other stockholders, potential investors in the Issuer and/or other parties regarding, or take actions concerning, the Issuer’s business, operations, governance, management, strategy and/or capitalization.  These discussions and/or actions will relate to, and may result in, any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, including potentially pursuing an acquisition of all of the Shares the Reporting Persons do not already own (a “Transaction”).

In connection with any potential Transaction, the Reporting Persons may obtain access to due diligence materials from the Issuer, engage financial and legal advisers, and conduct preliminary discussions with the Issuer. The Reporting Persons have not made a formal proposal for a buyout Transaction. Any final decision by the Reporting Persons to proceed with a definitive proposal for a buyout Transaction will be subject to a due diligence review. The Reporting Persons may determine not to pursue a Transaction, and even if the Reporting Persons do pursue a Transaction, they may be unable to complete a definitive agreement with the Issuer for a Transaction. Except as may be required under the federal securities laws, the Reporting Person presently expects to make no further public disclosure regarding a Transaction unless the parties enter into a definitive agreement for a Transaction.

Item 5. Interest in Securities of the Issuer.

(a)	The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated by reference.

(b)	The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated by reference.

(c)	Except as disclosed elsewhere in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock in the last 60 days.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Statement is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

99.1       Joint Filing Agreement, dated January 2, 2024.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2024

127 CAPITAL, LLC

By:	/s/ Clayton Webb
Name:	Clayton Webb
Title:	Sole Member

/s/ Clayton Webb